UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Consummation of Initial Public Offering

On April 14, 2022, Genius Group Limited, a Singapore public limited company (the “Company”), announced the closing of its initial public offering of 3,763,636 ordinary shares at a price of $6.00 per share (the “IPO”) to the public for a total of $22,581,816 of gross proceeds to the Company, prior to deducting underwriting discounts, commissions and other expenses.

The Company listed its ordinary shares on the NYSE American, effective April 12, 2022, under the symbol “GNS.”

Entry into Underwriter’s Warrant

In connection with the IPO, on April 14, 2022, the Company executed and delivered a warrant (the “Underwriter’s Warrant”) in favor of Boustead Securities, LLC, as underwriter for the IPO (the “Underwriter”), granting the Underwriter the right to purchase up to 188,181 of the Company’s ordinary shares on the terms and conditions set forth therein.

The foregoing summary of the terms of the Underwriter’s Warrant is subject to, and qualified in its entirety by reference to, a copy of the Underwriter’s Warrant that is filed as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference.

Press Releases

On April 12, 2022, the Company released the press release furnished herewith as Exhibit 99.1.

On April 12, 2022, the Company released the press release furnished herewith as Exhibit 99.2.

On April 14, 2022, the Company released the press release furnished herewith as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2022	Genius Group Limited

	By:	/s/ Roger James Hamilton
Roger James Hamilton
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
4.1	Underwriter’s Warrant
99.1	Press Release
99.2	Press Release
99.3	Press Release

4